Filed by: Foster Wheeler Ltd., Foster Wheeler LLC

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14d-2 and Rule 13e-4 of the

Securities Exchange Act of 1934

Subject Companies: FW Preferred Capital Trust I, Foster Wheeler

Ltd., and Foster Wheeler LLC

Registration Statement No. 333-107054
Registration Statement No. 333-117244

        Investors and security holders are urged to read the following documents filed with the SEC, as amended from time to time, relating to the proposed exchange offer because they contain important information: (1) the registration statement on Form S-4 (File No. 333-107054, which incorporates the registration statement on Form S-4 (File No. 333-117244)) and (2) the Schedule TO (File No. 005-79124). These and any other documents relating to the proposed exchange offer, when they are filed with the SEC, may be obtained free at the SEC's Web site at www.sec.gov. You may also obtain each of these documents for free (when available) from Foster Wheeler by directing your request to: John A. Doyle; e-mail john_doyle@fwc.com; telephone 908-730-4270; and address Foster Wheeler Inc., Perryville Corporate Park, Clinton, NJ 08809-4000.

        The foregoing reference to the proposed registered exchange offer and any other related transactions shall not constitute an offer to buy or exchange securities or constitute the solicitation of an offer to sell or exchange any securities in Foster Wheeler Ltd. or any of its subsidiaries.

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FOSTER WHEELER ANNOUNCES SUCCESSFUL EXCHANGE OFFER

$450 Million of Debt Reduction Achieved

Annual Interest Expense Lowered by $28 Million

        HAMILTON, BERMUDA, September 21, 2004—Foster Wheeler Ltd. (OTCBB: FWLRF) today announced that its equity-for-debt exchange offer has succeeded by meeting its minimum participation thresholds. Foster Wheeler will close on the exchange within the next several days.

        The exchange reduces Foster Wheeler's existing debt by approximately $450 million, reduces interest expense by approximately $28 million per year, and, when combined with the sale of new notes to repay amounts currently outstanding under Foster Wheeler's existing domestic credit agreement, eliminates substantially all material scheduled corporate debt maturities prior to 2011.

        "The completion of this equity-for-debt exchange is the most significant accomplishment at Foster Wheeler in many years," said Raymond J. Milchovich, chairman, president, and chief executive officer. "We have provided a dramatically improved capital structure to support our worldwide operating subsidiaries. Our post-exchange debt level is the lowest we have had since 1995, and we have eliminated all material corporate debt maturities through early 2011."

        "I would like to express our sincere appreciation to our clients and employees who have provided continued support and dedication throughout our restructuring," continued Mr. Milchovich. "I would also like to thank our debt holders who have shown their confidence in Foster Wheeler by becoming shareholders in our newly recapitalized company. We now look forward to focusing on providing world class products and services to our clients, pursuing our full business potential, and competing for quality contracts in the world arena."

Legal Details

        Foster Wheeler has accepted those securities that have been validly tendered as part of its equity-for-debt exchange offer. The accepted securities, and the Foster Wheeler securities for which they are being exchanged are as follows: (1) Foster Wheeler's Common Shares and its Series B Convertible Preferred Shares (the "Preferred Shares") and warrants to purchase Common Shares for any and all outstanding 9.00% Preferred Securities, Series I issued by FW Preferred Capital Trust I (liquidation amount $25 per trust security) and guaranteed by Foster Wheeler Ltd. and Foster Wheeler LLC, including accrued dividends; (2) Foster Wheeler's Common Shares and Preferred Shares for any and all outstanding 6.50% Convertible Subordinated Notes due 2007 issued by Foster Wheeler Ltd. and guaranteed by Foster Wheeler LLC; (3) Foster Wheeler's Common Shares and Preferred Shares for any and all outstanding Series 1999 C Bonds and Series 1999 D Bonds (as defined in the Second Amended and Restated Mortgage, Security Agreement, and Indenture of Trust dated as of October 15, 1999 from Village of Robbins, Cook County, Illinois to SunTrust Bank, Central Florida, National Association, as Trustee); and (4) Foster Wheeler's Common Shares and Preferred Shares and up to $150,000,000 of Fixed Rate Senior Secured Notes due 2011 of Foster Wheeler LLC guaranteed by Foster Wheeler Ltd. and certain Subsidiary Guarantors for any and all outstanding 6.75% Senior Notes due 2005 of Foster Wheeler LLC guaranteed by Foster Wheeler Ltd. and certain Subsidiary Guarantors; and solicitation of consents to proposed amendments to the indenture relating to the 9.00% Junior Subordinated Deferrable Interest Debentures, Series I of Foster Wheeler LLC, the indenture relating to the 6.50% Convertible Subordinated Notes due 2007 and the indenture relating to the 6.75% Senior Notes due 2005. Foster Wheeler will promptly complete the above exchange as described in the registration statement on Form S-4 (File No. 333-107054).

        The exchange offer expired at 5:00 p.m., New York City time, on September 21, 2004.

        As of 5:00 p.m. on September 21, 2004, holders have tendered the following dollar amounts and percentages of the following original securities: (1) 9.00% Preferred Securities, $103,750,350 (59.3%); (2) 6.50% Convertible Subordinated Notes, $209,930,000 (99.97%); (3) Robbins Series C Bonds due 2024, $56,643,071 (73.4%), Robbins Series C Bonds due 2009, $12,032,282 (99.2%), and Robbins Series D Bonds, $35,489,277 based on the balance due at maturity (99.1%); and (4) 6.75% Senior Notes, $192,118,000 (96.1%).

Subsequent Offering Period

        In order to allow additional investors to participate in the exchange, Foster Wheeler also announced the commencement of a subsequent offering period. This period commences September 22, 2004 and will expire at 5:00 p.m., New York City time, on October 20, 2004. Remaining securities tendered during the subsequent offering period will be immediately accepted and promptly exchanged for new securities, as described in the registration statement on Form S-4 (File No. 333-107054). Holders tendering securities during the subsequent offering period will receive the same consideration as holders who tendered during the initial offering period. Securities tendered during the subsequent offering period may not be withdrawn.

        The subsequent offering period will not delay the prompt closing on all securities tendered through and accepted on September 21.

        Investors and security holders are urged to read the following documents filed with the SEC, as amended from time to time, relating to the exchange offer because they contain important information: (1) the registration statement on Form S-4 (File No. 333-107054) and (2) the Schedule TO (File No. 005-79124). These and any other documents relating to the exchange offer, when they are filed with the SEC, may be obtained free at the SEC's Web site at www.sec.gov, or from the information agent as noted above.

        The foregoing references to the exchange offer and any other related transactions shall not constitute an offer to buy or exchange securities or constitute the solicitation of an offer to sell or exchange any securities in Foster Wheeler Ltd. or any of its subsidiaries.

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Notes to Editor:

1.
Foster Wheeler Ltd. is a global company offering, through its subsidiaries, a broad range of design, engineering, construction, manufacturing, project development and management, research and plant operation services. Foster Wheeler serves the refining, upstream oil and gas, LNG and gas-to-liquids, petrochemicals, chemicals, power, pharmaceuticals, biotechnology and healthcare industries. The corporation is based in Hamilton, Bermuda, and its operational headquarters are in Clinton, New Jersey, USA. For more information about Foster Wheeler, visit our Web site at http://www.fwc.com.

2.
Safe Harbor Statement

  This news release contains forward-looking statements that are based on management's assumptions, expectations and projections about the company and the various industries within which the company operates. These include statements regarding our expectations regarding revenues (including as expressed by our backlog), liquidity, the outcome of litigation and legal proceedings and recoveries from customers for claims and the costs of current and future asbestos claims and the amount and timing of related insurance recoveries. Such forward-looking statements by their nature involve a degree of risk and uncertainty. The company cautions that a variety of factors, including but not limited to the factors described under the heading "Business—Risk Factors of the Business" in the company's most recent annual report on Form 10-K/A and the following, could cause the company's business conditions and results to differ materially from what is contained in forward-looking statements: changes in the rate of economic growth in the United States and other major international economies, changes in investment by the power, oil and gas, pharmaceutical, chemical/petrochemical and environmental industries, changes in the financial condition of our customers, changes in regulatory environment, changes in project design or schedules, contract cancellations, changes in estimates made by the company of costs to complete projects, changes in trade, monetary and fiscal policies worldwide, currency fluctuations, war and/or terrorist attacks on facilities either owned or where equipment or services are or may be provided, outcomes of pending and future litigation, including litigation regarding our liability for damages and insurance coverage for asbestos exposure, protection and validity of patents and other intellectual property rights, increasing competition by foreign and domestic companies, changes in financial markets, compliance with debt covenants, monetization of certain power systems facilities, implementation of our restructuring plan, recoverability of claims against customers and others, changes in estimates used in critical accounting policies. Other factors and assumptions not identified above were also involved in the formation of these forward-looking statements and the failure of such other assumptions to be realized, as well as other factors, may also cause actual results to differ materially from those projected. Most of these factors are difficult to predict accurately and are generally beyond our control. You should consider the areas of risk described above in connection with any forward-looking statements that may be made by us.

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09-21-04

Media Contact:	Maureen Bingert	908-730-4444
Investor Contact:	John Doyle	908-730-4270
Other Inquiries:		908-730-4000